SECURITIES AND EXCHANGE COMMISSION

Washington, DC

In the matter of Kansas City Power & Light Company, et al. File No. 70-9861	CERTIFICATE OF NOTIFICATION

Public Utility Holding Company Act of 1935

Great Plains Energy Incorporated, a Missouri corporation and a registered holding company ("Great Plains Energy"), hereby submits on behalf of itself and certain of its subsidiaries, the following pursuant to Rule 24 of the Public Utility Holding Company Act of 1935 (the "Act") and the Commission's Order dated September 7, 2001, in the above docket (HCAR 27436) (the "Order"). This Certificate reports activity for the calendar quarter ended September 30, 2003. Capitalized terms not defined herein have the meanings ascribed to them in the Order.

1. The sales of any Common Stock by Great Plains Energy and the purchase price per share and the market price per share at the date of the agreement of sale:

      N/A

2. The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise:

    On August 5, 2003, Great Plains Energy awarded 20,744 performance share grants, 54,436 shares of restricted stock out of treasury stock and 27,898 stock options to certain officers.

3. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer:

      N/A

4. The amount and terms of any long-term debt, Preferred Stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by Great Plains Energy:

    The City of Burlington, Kansas, issued its Environmental Improvement Revenue Refunding Bonds, Series 1998C on August 11, 1998 in the aggregate amount of $50 million (the "bonds"). The bonds were issued in connection with the refunding of prior issuances of securities by the City of Burlington used to finance a portion of the cost of acquisition, construction, installation and equipping of the undivided interest of Kansas City Power & Light Company ("KCPL") in certain air and water pollution control and solid waste disposal facilities at the Wolf Creek Generating Station. KCPL has leased its undivided interest in certain facilities at Wolf Creek Generating Station to the City of Burlington, and the City of Burlington has in turn subleased the facilities to KCPL under instruments dated August 1, 1998. KCPL is required under the sublease to make payments of subrentals in amounts which are sufficient to pay when due the principal and premium, if any, and interest on the bonds. On September 2, 2003, the bonds were purchased in lieu of mandatory redemption, and a reoffering of the bonds was consummated at a fixed interest rate of 2.25% for the period ending August 31, 2004. The final maturity for the bonds is October 1, 2017. At the end of the fixed interest rate period, the bonds will be subject to mandatory redemption or purchase and KCPL anticipates remarketing the bonds, at which time a new interest rate period and mode will be determined in accordance with the terms and conditions of the Indenture of Trust dated as of August 1, 1998, by and between the City of Burlington, Kansas and The Bank of New York.

5. The amount and terms of any Short-term Debt issued by Great Plains Energy or Kansas City Power & Light Company during the quarter:

    Great Plains Energy outstanding borrowings during the third quarter under a 364-day revolving loan facility ranged from $115-138 million. The borrowings represented eurodollar rate borrowings at an average interest rate of 2.04%. Outstanding borrowings under the revolving facility at September 30, 2003, were $115 million.

    Commercial paper issued and outstanding during the third quarter by Kansas City Power & Light Company through Bank One ranged from $0-$18.2 million, with an average interest rate of 1.12%. There was no outstanding commercial paper at September 30, 2003.

    During the third quarter, Kansas City Power & Light Company issued a demand promissory note to UMB Bank in the face amount of $1,032,000 evidencing its obligation to reimburse UMB for payments, if any, made by UMB under a letter of credit issued by UMB in favor of the Division of Workers Compensation, Kansas Department of Human Resources, plus interest thereon at the rate of 0.625% above the Federal Funds Rate in effect from time to time. No payments have been made by UMB under the letter of credit.

  The name of the guarantor and of the beneficiary of any Great Plains Energy Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purposes of the Guarantee:
Guarantor	Subsidiary	Amount	Start	End	Purpose
Great Plains Energy Incorporated (Note 1)	Strategic Energy, L.L.C.	Note 1	5/23/02	Undetermined	Credit Support
Great Plains Energy Incorporated (Note 2)	Strategic Energy, L.L.C.	$900,000	Various	9/10/04	Credit Support
Great Plains Energy Incorporated (Note 3)	Strategic Energy, L.L.C.	Note 3	Note 3	7/11/03	Credit Support
Great Plains Energy Incorporated (Note 4)	Strategic Energy, L.L.C.	$40,000,000	6/11/03	6/9/04	Credit Support
Great Plains Energy Incorporated (Note 5)	Strategic Energy, L.L.C.	$16,000,000	7/29/03	6/30/04	Credit Support
Great Plains Energy Incorporated (Note 6)	Strategic Energy, L.L.C.	$500,000	7/29/03	9/23/03	Credit Support
Great Plains Energy Incorporated (Note 7)	Strategic Energy, L.L.C.	$5,000,000	7/31/03	7/31/04	Credit Support
Great Plains Energy Incorporated (Note 8)	KLT Inc.	$860,000	8/4/03	Undetermined	Credit Support
Great Plains Energy Incorporated (Note 9)	Strategic Energy, L.L.C.	$5,000,000	8/13/03	8/13/04	Credit Support
Great Plains Energy Incorporated (Note 10)	Strategic Energy, L.L.C.	$2,000,000	8/14/03	7/31/04	Credit Support
Great Plains Energy Incorporated (Note 11)	Great Plains Energy Services	Note 11	8/18/03	Undetermined	Credit Support
Great Plains Energy Incorporated (Note 12)	Kansas City Power & Light Company	Note 12	8/26/03	Undetermined	Credit Support

Note 1: On May 23, 2002, Strategic Energy, L.L.C. and Great Plains Energy entered into an Agreement of Indemnity with the Federal Insurance Company. This agreement covered $92,101,655 in aggregate principal amount of surety bonds issued on behalf of Strategic Energy. In connection with the issuance of the agreement, KLT Inc. was released from its pre-existing indemnification obligations for these surety bonds; the effect of the transaction was to substitute Great Plains Energy for KLT Inc. as an indemnitor of the surety bonds. Also on that date, Strategic Energy and Great Plains Energy entered into a General Agreement of Indemnity with the Federal Insurance Company, covering all bonds to be issued on behalf of Strategic Energy, L.L.C. for the benefit of counterparties from date of agreement into the future. This latter agreement is not limited by dollar amount. The aggregate change in surety bonds issued and outstanding for the third quarter under these agreements was a decrease of $3,200,000 to $52,567,725 at September 30, 2003.

Note 2: Great Plains Energy increased its direct guaranty in favor of a counterparty and for the benefit of Strategic Energy, L.L.C. The increase of $900,000, effective on August 29, 2003, is shown in the table. GPE subsequently renewed this increased direct guaranty for the amount of $13,100,000 on September 11, 2003.

Note 3: Great Plains Energy executed a guaranty and suretyship agreement, dated as of March 8, 2002, guaranteeing Strategic Energy, L.L.C.'s debts, liabilities and financial obligations under a $25 million letter of credit facility with PNC Bank. The full amount of this facility was reported in the first quarter 2002 Rule 24 Certification. Great Plains Energy executed and delivered a Joinder dated as of August 8, 2002, reaffirming such guaranty and suretyship agreement subsequent to the Third Amendment to Loan Documents. Great Plains Energy executed and delivered a Joinder dated as of March 27, 2003, reaffirming such guaranty and suretyship agreement subsequent to the Fourth Amendment to Loan Documents. The facility expired on May 28, 2003, and all letters of credit previously outstanding under this facility were replaced by letters of credit issued by Great Plains Energy, for the benefit of Strategic Energy, L.L.C., under a Great Plains Energy revolving credit facility. In addition, Great Plains Energy caused the issuance of letters of credit to additional Strategic Energy counterparties under its revolving facility as reported during the second quarter 2003. All such letters of credit under this facility expired on or before July 11, 2003.

Note 4: Great Plains Energy executed a limited guaranty agreement, dated as of June 11, 2003, guaranteeing up to $25 million of Strategic Energy L.L.C.'s debts, liabilities and financial obligations under a revolving and letter of credit facility for up to $95 million with a group of banks. On July 31, 2003, Great Plains Energy executed an amendment to the original guaranty agreement increasing the guarantee amount by $15 million to a total of $40 million. The aggregate amount issued and outstanding under this facility was $57,300,873 at the end of the quarter.

Note 5: On July 1, 2003, Great Plains Energy reissued a direct guaranty in favor of a counterparty and for the benefit of Strategic Energy, L.L.C for $12,500,000. The original guarantee was for the amount of $20,500,000. On July 29, 2003, Great Plains Energy increased the reissued direct guaranty to $16,000,000.

Note 6: Great Plains Energy increased its direct guaranty in favor of a counterparty and for the benefit of Strategic Energy, L.L.C. The increase of $500,000, effective on July 29, 2003, is shown in the table. This increased direct guaranty subsequently expired on September 23, 2003.

Note 7: On July 31, 2003, Great Plains Energy issued a direct guaranty, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $5,000,000.

Note 8: On August 4, 2003, KLT Inc., as principal, and Great Plains Energy, as surety, issued an appeal bond in favor of a counterparty in the amount of $860,000. This appeal bond replaced a prior appeal bond in the amount of $800,000 issued on May 17, 2002.

Note 9: On August 13, 2003, Great Plains Energy renewed its direct guaranty, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $5,000,000.

Note 10: On August 14, 2003, Great Plains Energy issued a direct guaranty, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $2,000,000.

Note 11: On August 18, 2003, Great Plains Energy delivered a direct guaranty, in favor of the Missouri Division of Workers Compensation and for the benefit of Great Plains Energy Services Inc. On August 18, 2003, Great Plains Energy Services Inc., as principal, and Safeco Insurance Company of America, as surety, also delivered a surety bond for $200,000 as collateral for any potential workers compensation liability. Great Plains Energy has also entered into an indemnification agreement with the surety.

Note 12: On August 26, 2003, Great Plains Energy delivered a direct guaranty, in favor of the Missouri Division of Workers Compensation and for the benefit of Kansas City Power & Light Company. On August 26, 2003, Kansas City Power & Light Company, as principal, and Safeco Insurance Company of America, as surety, also delivered a surety bond for $675,000 as collateral for any potential workers compensation liability. Great Plains Energy has also entered into an indemnification agreement with the surety.

7. The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52:

      N/A

8. The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to the instruments:

      N/A

9. The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter:

      N/A

10. A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

      U-6B-2 filed by KLT Inc., a subsidiary of Great Plains Energy, filed August 7, 2003.

      U-6B-2 filed by Great Plains Energy Services Incorporated, a subsidiary of Great Plains Energy, filed August 28, 2003.

      U-6B-2 filed by Great Plains Energy on behalf of itself and certain of its subsidiaries, filed August 28, 2003.

      U-6B-2 filed by Kansas City Power & Light Company, a subsidiary of Great Plains Energy, filed September 2, 2003.

11. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Great Plains Energy, that has engaged in any jurisdictional financing transactions during the quarter:

The consolidated balance sheets of Great Plains Energy and Kansas City Power & Light Company are incorporated by reference to the quarterly reports on forms 10-Q dated November 7, 2003, in File No. 000-33207 and File No. 001-00707 respectively.

S I G N A T U R E

      Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 26, 2003.

Great Plains Energy Incorporated By: /s/Andrea F. Bielsker Andrea F. Bielsker Senior Vice President - Finance, Chief Financial Officer and Treasurer